UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DATED May 16, 2003
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BUFFALO GOLD LTD. (File #: 0-30150)
------------------------------------------
(Translation of registrant's name into English)

Suite 880, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5
-----------------------------------------------------------------
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [ X ]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

Copy of the Interim Financials dated March 31, 2003, as filed with the Alberta Securities Commission, are attached hereto and filed as Exhibit 99.1 on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By: "Tracy Moore"
-----------------------
Name: Tracy Moore
Title: Director
Date: May 31, 2003


Exhibit 99.1
Intermim Financials
March 31, 2003

BUFFALO GOLD LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

MARCH 31, 2003

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian dollars)
As at March 31, 2003 and December 31, 2002
(Unaudited, Prepared by Management)

	March 31, 2003 (Unaudited)	December 31, 2002
ASSETS Current Cash and cash equivalents GST receivable Prepaid expenses	$ 189,508 27,565 3,857	$ 6,205 19,303 3,857
Exploration properties and deferred costs (note 3)	220,930 140,500	29,365 140,500
	$ 361,430	$ 169,865
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY) Current Accounts payable and accrued liabilities (note 7) Accounts payable to be settled with capital stock (note 4) Amounts due to shareholders	$ 301,798 28,999 6,272	$ 281,020 20,922 6,272
	337,069	308,214
Shareholders' equity (deficiency) Share Capital (note 4) Authorized Unlimited common shares without par value Issued 3,520,259 (2002 - 2,186,929) common shares Deficit	4,043,171 (4,018,810)	3,742,531 (3,880,880)
	24,361	(138,349)
	$ 361,430	$ 169,865

Going Concern (note 2)
Subsequent events (note 9)

On behalf of the Board: "John V. Tully" Director	"Tracy A. Moore" Director

The accompanying notes are an integral part of these financial statements.


BUFFALO GOLD LTD.
(An Exploration Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian dollars)
Quarter Ended March 31, 2003
(Unaudited, Prepared by Management)
	March 31, 2003	March 31, 2002
EXPENSES Consulting fees Depreciation Exploration costs Listing, filing and transfer fees Office and miscellaneous Professional fees Public relations Rent Travel and promotion	$ 30,000 - 39,525 10,669 4,037 42,825 3,870 4,000 3,015	$ - 1,097 - 3,477 312 - - - -
Loss before other item	(137,941)	(4,886)
OTHER ITEM Interest income	11	1
Loss for the period Deficit, beginning of period	(137,930) (3,880,880)	(4,885) (909,491)
Deficit, end of period	$(4,018,810)	$(914,376)
Basic and diluted loss per share	$ (0.04)	$ (0.00)
Weighted average number of shares outstanding	3,520,259	1,905,095

Loss per share amounts have been retroactively restated to give effect to the 10:1 share consolidation (note 4).

The accompanying notes are an integral part of these financial statements.


BUFFALO GOLD LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian dollars)
Quarter Ended March 31, 2003
(Unaudited, Prepared by Management)
	March 31, 2003	March 31, 2002

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period
Items not involving cash:
Depreciation
Changes in non-cash working capital items:
Decrease (increase) in receivables
Increase in accounts payable & accrued liabilities

	$ (137,930) - (8,262) 20,856 -	$ (4,885) 1,097 217 3,121
Net cash provided by (used in) operating activities	(125,336)	(450)
CASH FLOWS FROM FINANCING ACTIVITIES
 Accounts payable to be settled with capital stock
 Proceeds from private placement
	8,000 300,639	- -
Net cash provided by financing activities	308,639	-
CASH FLOWS USED IN INVESTING ACTIVITIES Expenditures on exploration properties	-	(93)
Net cash provided by (used in) investing activities	-	(93)
Change in cash and cash equivalents during the period Cash and cash equivalents, beginning of period	183,303 6,205	(543) 556
Cash and cash equivalents, end of period	$ 189,508	$ 13

The accompanying notes are an integral part of these financial statements.


BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in Canadian dollars)
Quarter Ended March 31, 2003
(Unaudited, Prepared by Management)

1. Basis of Presentation

On February 17, 2003, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis (note 4). Certain references to share capital, options and warrants in these financial statements have been retroactively revised to give effect to the share consolidation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The accompanying unaudited financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian or United States generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at March 31, 2003 and for all periods presented, have been included. Interim results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Except as disclosed in note 8, these financial statements comply, in all material respects, with generally accepted accounting principles ("GAAP") in the United States.

These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2002. The accounting principles applied in these interim consolidated financial statements are consistent to those applied in the annual consolidated financial statements.

2. Going Concern

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

At March 31, 2003, the Company has a working capital deficiency of $80,139 (2002 - $278,849), and without a source of additional funding is unable to meet its obligations as they fall due. The Company has settled some of its debts with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern. In addition, management is actively pursuing additional funds by way of private placement to meet its reduced level of general and administrative expenditures. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The operations of the Company have primarily been funded by the issuance of share capital and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

3. Exploration Properties and Deferred Costs

	March 31, 2003	December 31, 2002
Calling Lake and Varlaam, Alberta	$ 140,500	$ 140,500
Balance - beginning of period Exploration expenditures Geology Recoveries Net expenditures (recoveries)	$ 140,500 - - -	$3,036,919 6,254 (70,000) (63,746)

Written-off during the period
	140,500 -	2,973,173 (2,832,673)
Balance, end of period	$ 140,500	$ 140,500

Calling Lake and Varlaam, Alberta

The Company has an undivided 100% working interest in several mineral exploration permits in the Calling Lake region of Alberta.

In addition, pursuant to a letter of agreement dated September 10, 1998, as amended on August 26, 1999, the Company has acquired a 50% interest in exploration claims, known as the Varlaam property, located contiguous to the Calling Lake property. To exercise the option, the Company paid the vendor, New Claymore Resources Inc. ("New Claymore") $50,000 by September 30, 1998 and issued 20,000 common shares of the Company as follows:

i) 5,000 common shares by December 10, 1998 (issued).

ii) 5,000 common shares when the Company received a recommendation by a qualified engineer that a second phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2000.

iii) 10,000 common shares when the Company received a recommendation by a qualified engineer that a third phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2001.

An additional 5,000 common shares were issued, as consideration for an amendment to the agreement during the year ended December 31, 1999.

In February 2002, the Company and New Claymore granted an option to BHP Billiton Diamonds Inc. ("BHP") to acquire up to a 70% interest in their Calling Lake and Varlaam properties in Alberta. In order to acquire a 51% interest in the properties, BHP must spend $600,000 on exploration of the properties by August 31, 2003. BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes of kimberlite or other diamond bearing host rock type located within the properties by August 31, 2006. BHP can earn a further 10% interest by completing a feasibility study on any kimberlite body or other diamond bearing host rock located within the properties by August 31, 2011. The company and New Claymore have also agreed that their interest in both properties on exercise or termination of option will be 65% to the Company and 35% to New Claymore.

During the previous year, BHP paid $70,000 directly to a third party supplier of the Company to settle accounts payable owing of $70,000. The payment has been recorded as a recovery of exploration costs.

During the previous year, management of the Company decided to write down the carrying value of the properties to $140,500, being the original acquisition costs for the properties.

4. CAPITAL STOCK

Share consolidation

Effective February 17, 2003, the Company consolidated its issued share capital on a 10 old for 1 new basis. The authorized share capital remained unchanged. As a result of the share consolidation, the Company's issued share capital decreased from 21,869,294 shares to 2,186,929 shares. The decrease has been reflected retroactively as a change in issued share capital. In addition, references to share capital, options and warrants in these financial statements and all prior loss per share information have been retroactively restated to give effect to the share consolidation.

During the three months ended March 31, 2003:

a). On February 27, 2003, the Company completed a non-brokered private placement consisting of
1,333,330 units at a price of US$0.15 per unit for proceeds of US$200,000. Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of US$0.20 per share until February 28, 2004.

b) On March 11, 2003, the Company agreed to issue for the settlement of debts owing 51,368 shares at an agreed value of $0.60 per share and 51,368 share purchase warrants to settle accounts payable of $30,821. Subsequent to the quarter end, the number of shares to be issued was revised to 32,221 at an agreed value of US$0.60 ($0.90) per share, and the number of warrants was also revised to 32,221. The outstanding debt to be settled was revised to $28,999.
These shares were issued on April 17, 2003 (see note 9).

	Number of Shares	Amount
Authorized Unlimited common shares without par value Issued at December 31, 1999 Paid and allotted, but not yet issued Less: Issue costs (a)	1,594,320 50,000 -	$2,968,077 100,000 (25,700)
Balance at December 31, 1999 For exploration properties Private placement Private placement Issue costs	1,644,320 5,000 25,000 220,775 -	3,042,377 25,000 50,000 441,550 (13,230)
Balance at December 31, 2000 For exploration properties	1,895,095 10,000	3,545,697 15,000
Balance at December 31, 2001 Settlement of accounts payable Private placement	1,905,095 81,834 200,000	3,560,697 81,834 100,000
Balance at December 31, 2002 Private placement, February 27, 2003	2,186,929 1,333,330	3,742,531 300,639
Balance at March 31, 2003	3,520,259	$4,043,170

In connection with acquiring the Chain Lakes and Calling Lake properties, the company entered into a Discovery Bonus Agreement for the issuance of up to 200,000 common shares at $0.01 per Discovery Bonus Share, with 100,000 common shares to be issued upon discovery of a diamondiferous kimberlite pipe on the Company's mineral properties and a further 100,000 common shares to be issued upon providing a bankable final feasibility study on a commercial diamondiferous pipe. As at March 31, 2003, none of these shares have been issued.

5. STOCK OPTIONS

The Company does not have a formal stock option plan. The Company grants options pursuant to the policies of the TSX Venture Exchange ("TSX-V") which provides for stock options up to a maximum of 10% of issued share capital be granted to directors, officers, employees and consultants of the Company at a price that is the higher of the previous day's closing price and the average price of the 15 days prior to the granting of the option as quoted on the TSX-V.

As at March 31, 2003, the following stock options are outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
67,750 28,065	$2.10 2.10	November 9, 2003 December 6, 2004
95,815

Stock option transactions are summarized as follows:

	March 31, 2003		December 31, 2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1 Granted Exercised Cancelled	95,815 - - -	$2.10 - - -	116,425 30,000 - (50,610)	$2.10 1.00 - 1.20
Outstanding at end of period	95,815	$2.10	95,815	$2.10

6. WARRANTS

As at March 31, 2003, the following share purchase warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
200,000 666,665	$1.00 $0.20	May 9, 2003 February 28, 2004

The change in share purchase warrants outstanding is as follows:

March 31, 2003		December 31, 2002
Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
At January 1

Granted
Exercised
Expired
200,000 666,665 - -	$1.00 0.20 - -	200,000 - -
$ -

1.00
-
-

At end of period
866,664	$0.38	200,000	$1.00

The Company has also granted the right to purchase 200,000 shares pursuant to the Discovery Bonus Agreement, as noted in note 4.

7. RELATED PARTY TRANSACTIONS

    The Company incurred the following expenses with a law firm and consulting firms controlled by directors and a company related by a common director and former director:

	2003	2002
Consulting fees Professional fees Rent and office costs	$ 39,600 31,788 6,507	$ - - -

b) During the current quarter, the Company agreed to issue 32,221 common shares and 32,221 share purchase warrants to a former director and a company related by a common director and former director to settle accounts payable of $28,999 owing to the related parties.

Included in accounts payable at March 31, 2003 is $103,095 (2002 - $103,140) due to a law firm controlled by a director and $121,043 (2002 - $82,559) due to companies related by common directors and a former director.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.
8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

	March 31, 2003	December 31, 2002
Exploration properties and deferred costs Exploration properties and deferred costs - Canadian GAAP Cumulative exploration properties expensed as incurred per U.S. GAAP	$ 140,500 (140,500)	$ 140,500 (140,500)
Exploration properties and deferred costs - U.S. GAAP	$ -	$ -

	March 31 2003	December 31, 2002
Shareholders' equity (deficiency) Shareholders' equity (deficiency) - Canadian GAAP Cumulative exploration properties expensed as incurred	$ 24,361 (140,500)	$(138,349) (140,500)
Shareholders' deficiency - U.S. GAAP	$(116,139)	$(278,849)

	March 31, 2003	March 31, 2002
Loss for the period Loss for the period - Canadian GAAP Exploration properties (expensed) recovered as incurred Exploration properties written-off	$(137,930) - -	$ (4,885) (93) -
Loss for the period - U.S. GAAP	$(137,930)	$ (4,978)
Loss per share - U.S. GAAP	$ (0.04)	$ (0.00)

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in Canadian dollars)
Quarter Ended March 31, 2003
(Unaudited, Prepared by Management)

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	March 31, 2003	March 31, 2002
Cash flows from operating activities Per Canadian GAAP Exploration properties expensed as incurred	$(117,335) -	$ (450) (93)
Per U.S. GAAP	$(117,335)	$ (543)

	March 31, 2003	March 31, 2002
Cash flows from investing activities Per Canadian GAAP Exploration properties expensed as incurred	$ - -	$(93) 93
Per U.S. GAAP	$ -	$-

a) Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b) Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price, there is no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's financial statements was not required for the years ended December 31, 2001 and 2000. New accounting and disclosure standards were introduced under Canadian GAAP for fiscal years ending December 31, 2002.

9. SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2003:
    On April 16, 2003, Mr. John Tully joined the Company as President and Director and the
    Company granted, subject to regulatory approval, options to acquire 256,000 common shares at a price of US$0.65 per share expiring April 16, 2008.
    On April 16, 2003, the Company implemented an incentive stock option plan to reserve and make available for issuance under the Plan a set number of common shares presently reserved for issuance under existing incentive stock options not exceeding 10% of the number of common shares of the Company issued and outstanding from time to time and provided further that if option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised, such option shares may be made available for others. The Company made available 256,000 shares of the Company immediately reserved for issuance, entitling the recipients to purchase shares of the Company at a price of US$0.50 per share at any time up to and including April 16, 2008.
    On April 17, 2003, the Company issued 32,221 shares of common stock and 32,221 share purchase warrants to settle accounts payable owing of $28,999 to a former director and a company related by a common director and former director.

BUFFALO GOLD LTD.
QUARTERLY REPORT - FORM 51-901F
SCHEDULE B - SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2003

Buffalo Gold Ltd.
(the "Company")

DEFERRED RESOURCE PROPERTY EXPENDITURES BREAKDOWN FOR THE QUARTER ENDED MARCH 31, 2003

"See notes to unaudited interim financial statements"

EXPENDITURES TO NON-ARMS LENGTH PARTIES FOR THE QUARTER ENDED MARCH 31, 2003

"See notes to unaudited interim financial statements"

SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2003

"See notes to unaudited interim financial statements"

OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2003

There were no stock options granted during the quarter.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2003
Authorized			Issued
Class	Par Value	Authorized	Number (1)	Amount ($)
Common	N.P.V.	Unlimited	3,520,259	4,043,170

  Effective February 17, 2003 and pursuant to the shareholders Special General
  Meeting on December 12, 2002, the Company changed its name from Buffalo
  Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for
  1 new basis. The post consolidation authorized share capital remains unchanged with the issued share capital becoming 2,186,929 common shares rather than the
  21,869,294 outstanding at December 31, 2002, retroactively re-stated. The historical shares outstanding have been adjusted to give effect to the 10 for 1 share consolidation, consistent with the presentation the December 31, 2002 financial statements.
  Effective February 27, 2003 the Company completed a private placement for
  1,333,330 units at a price of US$0.15 per unit. to generate gross proceeds of
  US$200,000. Each unit is comprised of one common share and one half share purchase warrant, each full share purchase warrant entitling the purchase of one additional share of common stock of the Issuer at a price of US$0.20 per share.

OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2003:

Security	Number or Amount (1)	Exercise or convertible price(1)	Expiry Date
Options Options Warrants Warrants	67,750 28,065 200,000 666,665	$2.10 $2.10 $1.00 US$0.20	November 9, 2003 December 6, 2004 May 9, 2003 February 28, 2004

(1) Effective February 17, 2003 and pursuant to the shareholders Special General
Meeting on December 12, 2002, the Company changed its name from Buffalo
Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for
1 new basis. The above presentation is presented to give effect to the impact of the consolidation on the December 31, 2002 options and warrants. The impact shown above is a 10 for 1 reduction in options and warrants outstanding as at the date of the consolidation, and a 10 for 1 increase in the price of options and warrants outstanding at the date of the consolidation.

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS DECEMBER 31, 2002
Number of Shares
Escrow	Nil

LIST OF DIRECTORS AS AT MAY 26, 2003
John V. Tully James G. Stewart Tracy A. Moore Douglas Turnbull	Director Director Director Director

LIST OF OFFICERS AS AT MAY 26, 2003
John V. Tully James G. Stewart Tracy A. Moore	President & CEO Secretary CFO


BUFFALO GOLD LTD.
QUARTERLY REPORT - FORM 51-901F
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED MARCH 31, 2003

BUFFALO GOLD LTD.
(the "Company")

MANAGEMENT DISCUSSION FOR THE QUARTER ENDED MARCH 31, 2003

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. During and after the quarter ended March 31, 2003, the Company was primarily engaged in the continued exploration of its Alberta diamond properties and developing new opportunities in the Peoples' Republic of China, in Canada, and elsewhere.

OPERATIONS AND FINANCIAL CONDITION

At March 31, 2003, the Company had total assets of $361,430 as compared to $169,865 at December 31, 2002. This increase is due primarily to a private placement of $300,639 completed on February 27, 2003, less the loss from operations for the same period. The Company's working capital deficit decreased from $251,655 at December 31, 2002 to $80,868 at March 31, 2003, due as well to the private placement completed in the quarter.

The Company's largest cash outflow in the quarter ended March 31, 2002 was $137,941 for operations, consisting principally of consulting of $30,000, exploration of $39,525, and professional fees of $42,825. These amounts increased significantly from the operating costs total of $4,886 for the same period in the prior year, due to increased exploration costs in developing new opportunities in the Peoples' Republic of China, and increased audit, corporate finance, and legal activities involved with completing the private placement and the 10 for 1 share consolidation in the quarter.

During the quarter ended March 31, 2003, the Company made payments to parties not at arm's length with the Company, consisting of $30,000 in corporate finance fees to a company in which a director and officer of the Company, Tracy A. Moore, is a principal. The company paid or accrued $31,786 in legal fees to a company controlled by a director and officer, Jim Stewart; $9,600 in exploration expenses to a company controlled by Doug Turnbull, a director of the Company; and $11,270 for exploration services to a company controlled by John V. Tully, who became a director and President of the Company on April 16, 2003.

The net loss for the quarter ended March 31, 2003 was $137,930 or $0.04 per share as compared with a net loss for the quarter ended March 31, 2002 of $4,885 or $0.00 per share.

CAPITAL STOCK

On February 27, 2003, the Company completed a non-brokered private placement consisting of 1,333,330 units at a price of US$0.15 per unit for proceeds of US$200,000. Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of US$0.20 per share until February 28, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are however no assurances that such financings can continue to be obtained by the Company and the failure to obtain such financing would result in the curtailment of exploration activities until such financing is obtained.

The Company will require additional financing during the current fiscal year to continue its operations and explorations. Other than the implications of SARS on travel and business developments in Peoples' Republic of China and as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may effect its liquidity or rates or change in its liquidity, either materially increasing or decreasing its liquidity at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its continuing exploration programs on its Alberta diamond properties, and on additional opportunities being sought in the Peoples Republic of China, in Canada, and elsewhere.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2003:

    On April 16, 2003, Mr. John V. Tully joined the Company as President and Director and the Company granted, and separately subject to regulatory approval, the Company granted options to acquire 256,000 common shares at a price of US$0.50 per share expiring April 16, 2008.
    On April 16, 2003, the Company implemented an incentive stock option plan (the "Plan")
    which provides that, subject to the requirements of the TSX Venture Exchange, the aggregate number of common shares reserved for issuance, set aside and made available for issuance under the Plan, together with the number of common shares presently reserved for issuance under existing incentive stock options, does not exceed
    10% of the number of common shares of the Company issued and outstanding from time to time and provided further that if option rights granted to an individual under the
    Plan expire or terminate for any reason without having been exercised, such option shares may be made available for others; all such options entitling the purchase of
    256,000 shares of the Company at a price of US$0.50 per share at any time up to and including April 16, 2008; and
    On April 17, 2003, the Company issued 32,221 shares of common stock and 32,221 share purchase warrants to settle accounts payable owing of $28,999 to a former director and a company related by a common director and former director.